Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	Fiscal Year
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges:
Fixed charges [1]	$536	$512	$285	$76	$44
Net income available to common shareholders before provision for income taxes	1,258	1,286	776	288	119
Earnings	$1,794	$1,798	$1,061	$364	$163

Ratio of earnings to fixed charges	3.35	3.51	3.72	4.79	3.70

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges [1]	$536	$512	$285	$76	$44
Preferred stock dividends [2]	14	10	—	—	—
Combined fixed charges and preferred stock dividends	550	522	285	76	44
Net income available to common shareholders before provision for income taxes	1,258	1,286	776	288	119
Earnings	$1,808	$1,808	$1,061	$364	$163

Ratio of earnings to combined fixed charges and preferred stock dividends	3.29	3.46	3.72	4.79	3.70
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1.	Fixed charges consist of interest expense on all indebtedness.

2.	No preferred stock was outstanding during fiscal years 2011, 2010 and 2009.